

July 27, 2012

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

> **Re:** **U.S. Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-06880**

Dear Mr. Davis:

We have reviewed your response dated June 20, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

1. We note your response to prior comment two from our letter dated June 6, 2012. Consistent with the guidance in ASC 350-20-35-39, we believe that all assets and liabilities should be allocated to a reporting unit unless you can specifically identify

certain assets or liabilities that do not relate to the operations of any reporting unit. Please respond to the following:

- Please tell whether you have analyzed whether the "residual remainder" not allocated to any of your reporting units can be specifically attributed to certain assets and liabilities that do not relate to the operations of any reporting unit, and if so, please identify those assets and liabilities and quantify those amounts.
- To the extent that you are not able to conclude that the "residual remainder" does not relate to any of your reporting units, please tell us the effect, if any, on your most recent goodwill impairment test of allocating the "residual remainder" to your reporting units.
- Please expand your goodwill policy disclosure to discuss your methodology for determining the carrying value of your reporting units in more detail. As part of your enhanced disclosure, please discuss whether there is any "residual remainder" that is not allocated to the reporting units and the assets and liabilities that you specifically identified that were not attributable to those reporting units.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant